UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Fleet expansion to meet growing global market demand is a core strategic priority for Cadeler, and today the company took delivery of the fifth and newest addition to its fleet – Wind Peak. Delivered on time and within budget, Wind Peak is the most modern and innovative vessel in the industry, fully designed to cater to the growing needs and demands of future wind farms in terms of size, scope, and complexity. The vessel is the first of seven new builds for which Cadeler currently has signed contracts for.

Cadeler, the world’s largest operator in offshore wind installation, operations, and maintenance services, has today taken delivery of its first P-class jack-up installation vessel from the COSCO Shipping Heavy Industry (COSCO) shipyard in Qidong, China. The groundbreaking vessel, Wind Peak, was named in a celebratory ceremony at the shipyard and is now set to go into commercial operation.

Being the most modern and innovative vessel in the industry, the P-class is specifically designed for the needs of Cadelers clients, to handle some of the largest wind turbine components in the offshore wind industry.

Mikkel Gleerup, CEO of Cadeler, stated: “To celebrate this impressive vessel coming into operation is a landmark occasion for Cadeler and our great partners on the project. For everyone involved, this is the culmination of years of hard work, planning, and supervision, and I am extremely pleased to take delivery of this remarkable asset to Cadeler, on time and within budget.”

Setting New Standards for the Industry

Wind Peak and its sister vessel, Wind Pace, which is currently under construction, are engineered to operate at some of the most challenging offshore installation sites worldwide. With their unrivaled loading, and installation capacity and boasting the industry’s most advanced technology, they are equipped to install the largest wind turbines currently being deployed across the globe.

Mikkel Gleerup, CEO of Cadeler, added: "Our customers are constantly pushing the boundaries in terms of size and complexity of the wind turbines being installed offshore. As a trusted supplier to the industry, our success is a measure of our ability to cater to these changing needs both now and in the future. Wind Peak is a representation of this, and we owe our ability to set new standards in the industry to the hardworking Cadeler team, our excellent shipyard, and trusted strategic partners.”

Liang Yanfeng, Chairman of COSCO SHIPPING Heavy Industry said: “Throughout the project, we have deeply appreciated the professionalism and carefulness of Cadeler as a leading international enterprise. This project pioneers the use of hybrid oil-electric power technology and is among the most advanced offshore wind turbine installation vessels globally. As a crucial piece of equipment in the renewable energy supply chain, its delivery will play a significant role in the current competitive market and support Cadeler in leading the global wind power sector.”

A Vessel Like No Other

The P-class vessels are remarkable, pushing industry boundaries in every way. With the ability to transport and install seven complete 15 MW turbine sets or five sets of 20+ MW turbines per load, the transit capacity reduces the energy intensity of installation and installation time, thereby ultimately lowering the total cost and carbon footprint of installation per turbine.

Being the largest vessels in the Cadeler fleet, both Wind Peak and Wind Pace boast a deck space of 5,600 m², a payload capacity of over 17,600 tons, and a main crane capable of lifting more than 2,500 tons at 53 meters. Additionally, each vessel can accommodate up to 130 crew members and installation technicians.

"Cadeler has always valued innovation and looked for new ways to provide better solutions for our customers while focusing on the increasing need for sustainability in our industry. The P-class vessels exemplify this commitment by setting new standards, such as being designed to utilize biofuels and having an electrical system that saves excess energy for reuse," Gleerup noted.

The P-class vessels are the result of close cooperation with Cadeler’s strategic partners, including COSCO, GustoMSC NOV, Kongsberg, Huisman, and MAN Energy. The sister ship to Wind Peak, Wind Pace, is scheduled for delivery by the COSCO shipyard to Cadeler in Q2 2025. Both ships will be registered in Denmark.

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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